June 11, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Ingram.

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.

Revised Preliminary Proxy Statement on Scheduled 14A

Filed June 4, 2014

File No. 001-36051

Dear Mr. Ingram:

On behalf of Quinpario Acquisition Corp. (the “Company” or “Quinpario”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 9, 2014 (the “Staff Letter”) with regard to the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on June 4, 2014. We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter. Accompanying this response letter, we are filing an Amendment No. 3 to the Proxy Statement which includes changes in response to the comments contained in the Staff Letter and certain other updates.

For ease of reference, the responses set forth below are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form. Terms used therein and not separately defined have the meanings given to them in the Proxy Statement.

General

1.	Where you discuss the expiration date of the Warrant Tender Offer, please update your disclosure to indicate that the expiration date has been extended to July 7, 2014.

The Proxy Statement has been revised to include the requested disclosure

June 11, 2014

2.	With respect to proposal number 5, please revise to provide a materially complete description of the reasons for and the general effect of the amendment in accordance with the requirements of Item 19 of Schedule 14A. Current disclosure, which indicates that the amendment is “desirable because it clarifies the legal requirements and procedures for effecting the Company’s interests in litigation,” is vague and does not help shareholders understand the legal ramifications of voting for an amendment that embeds a consent to personal jurisdiction and service of process.

The Proxy Statement has been revised to include the requested disclosure.

Risk Factors, page 38

The combined company will have a substantial amount of indebtedness . . ., page 50

3.	We reissue comment 5, and partially reissue comment 6, of our letter dated June 2, 2014. Please disclose, where appropriate, the “flex” provisions applicable to the Debt Financing, and what the financing terms will be if the flex provisions are exercised and if they are not. We note that the proposed disclosure provided in your letter of correspondence dated May 21, 2014 indicated that the interest rates disclosed here followed the exercise of the “flex” provisions, but that this language was not included in your amendment. Similarly, you provide no indication of whether the maturity periods for your first and second lien term loans that you disclose are reflective of the exercise of the “flex” provisions. See also comment 11 of our letter dated May 16, 2014.

We respectfully advise the Staff that our description of the Debt Financing, including terms, interest rates and maturity periods for the Company’s first and second lien term loans, fully reflects the exercise of the applicable “flex” provisions and no further changes are expected to be made prior to the consummation of the Business Combination. Accordingly, we previously removed in prior amendments references to the potential effect of the exercise of the “flex” provisions, where appropriate, in the Proxy Statement.

Proposal No. 2—Authorization to Increase the Company’s Authorized Capital, page 133

4.	We note that you have revised your disclosure to indicate that you will designate 100,000 shares as Series A Convertible Preferred Stock. Please revise to ensure that your statements regarding how many shares of common stock may be issued upon conversion of the Series A Convertible Preferred Stock clarify whether you are discussing the conversion of the 45,000 shares of Series A Convertible Preferred Stock outstanding as a result of the PIPE Investment or all 100,000 authorized shares.

The Proxy Statement has been revised to include the requested disclosure.

*   *   *   *   *

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

June 11, 2014

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

cc:	Paul J. Berra III